Exhibit 1.02

Conflict Minerals Report

This Conflict Minerals Report (“Report”) of Pulse Electronics Corporation (“Pulse” or “we”) for the year ended December 31, 2013 is presented to comply with Rule 13p-1 under the Securities Exchange Act of 1934 (“Rule”). Please refer to Rule 13p-1, Form SD and the 1934 Act Release No. 34-67716 for definitions to the terms used in this Report, unless otherwise defined herein.

Pursuant to the Rule, we undertook due diligence measures on the source and chain of custody of the necessary conflict minerals in our products that we had reason to believe may have originated from the Democratic Republic of the Congo (“DRC”) or an adjoining country (collectively defined as the “Covered Countries”) and may not have come from recycled or scrap sources, to determine whether such products were “DRC conflict free”. The conflict minerals are defined as cassiterite, columbite-tantalite, gold, wolframite, and their derivatives, which are limited to tin,tantalum, tungsten, and gold (“3TG”), regardless of their source.

We have not obtained an independent private sector audit of this Conflict Minerals Report.

Company Overview

Pulse was incorporated in Pennsylvania on April 10, 1947 and is headquartered in San Diego, California. Pulse is a global producer of precision-engineered electronic components and modules. We operate our business in three segments: our Network product group (“Network”), our Power product group (“Power”) and our Wireless product group (“Wireless”).

Products Overview

Network
Network produces a variety of passive components that manage and regulate electronic signals for use in a variety of devices used in local area and wide area networks. These products operate by filtering out radio frequency interference, shaping waveforms, splitting signals, suppressing noise, matching impedances and other functions. These passive products are often referred to as connectors, filters, filtered connectors, transformers, splitters, micro-filters, baluns and chokes.

Power
Power primarily manufactures products that adjust and ensure proper current and voltage, limit distortion of voltage, sense and report current and voltage and cause mechanical movement or actuation. Power’s products include power transformers, chokes, current and voltage sensors, ignition coils, automotive coils, military and aerospace products and other power magnetic products.

Wireless
Wireless manufactures products that primarily capture or transmit wireless communication signals. Specifically, our Wireless segment produces antennas, antenna modules and antenna mounting components that capture and transmit communication signals in handsets, other terminal and portable devices, automobiles and wireless-to-wireline access points.

Reasonable Country of Origin Inquiry

We conducted an analysis of our products and determined that during the 2013 calendar year, we manufactured and sub-contracted to manufacture products containing 3TG. Specifically, our products contained tin and gold, and the use of these minerals is necessary to the functionality or production of these products.

Subsequent to the assessment on our products, we conducted a reasonable country of origin inquiry (RCOI) to determine whether such conflict minerals originated from Covered Countries. The survey was executed by using a template developed by the Electronic Industry Citizenship Coalition ("EICC") and the Global e-Sustainability Initiative ("GeSI"), known as the Conflict Minerals Reporting Template (the "Template"). The Template was developed to facilitate disclosure and communication of information regarding smelters that provide material to a company’s supply chain. In addition, The Template contains questions about the origin of conflict minerals included in their products, as well as supplier due diligence. The Template is being widely adopted by many companies in their due diligence processes related to conflict minerals. As part of the survey, we also obtained information regarding suppliers’ potential use of 3TG by reviewing their published information disclosed on their public website, and/or soliciting a self-declaration letter identifying the origin of any minerals, where applicable, included in the product(s) provided to Pulse.

Despite having conducted a good faith reasonable RCOI, we do not currently have sufficient information from our suppliers or other sources to determine the country of origin of the conflict minerals used in our products. Therefore, cannot exclude the possibility that some of these conflict minerals may have originated in the Covered Countries.

Pulse proceeded to engage in the due diligence regarding the sources and chain of custody of its conflict minerals.

Due Diligence Program

Design of Our Due Diligence

Pulse due diligence measures have been designed to conform, in all material respects, with the framework in The Organization for Economic Co-operation and Development (OECD) Due Diligence Guidance for Responsible Supply Chains of Minerals from Conflict-Affected and High-Risk Areas (“OECD Guidance”) and the related Supplements for gold and for tin, tantalum and tungsten.

Due Diligence Process

The due diligence process included:

•	Developing a Conflict Minerals Policy Statement. This statement can be found at www.pulseelecctronics.com, under the heading “Governance”;
•	Establishing a Conflict Minerals Task Force sponsored by the executive-level representatives and a team of subject matter experts from relevant functions such as Quality, Legal, Global Sourcing and Supplier Development, Finance and Internal Audit. The team of subject matter experts is responsible for implementing our conflict minerals compliance strategy and is led by the Vice President of Quality. Senior management is briefed about the results of our due diligence efforts on a regular basis;
•	Conducting a supply-chain survey with direct suppliers of materials containing conflict minerals using the EICC/GeSI Conflict Minerals Reporting Template to identify the smelters and refiners.
•	Reviewing responses that we received from our suppliers, comparing the smelters and refiners identified in the supply-chain survey against the list of smelters facilities which have been identified as “conflict free” by the EICC/GeSI Conflict Free Smelter ("CFS") program. Responses provided by suppliers have undergone a review for completeness and accuracy; and
•	Maintaining the due diligence compliance documentation and records in a structured electronic database.

Conflict Status Conclusion

Due to the incomplete nature of the data available from our supply chain, a direct result of the 3TG supply chain complexity and the limited number of certified conflict free smelters for all conflict minerals, we are unable to determine the precise origin of many of the 3TG minerals included in our products.

Steps to Be Taken to Mitigate Risk and Mature Due Diligence Program

We intend to take the following steps to improve the due diligence conducted to further mitigate any risk that the necessary conflict minerals in our products could benefit armed groups in the covered countries:

➢	Continue to work with suppliers who provided incompleteor insufficient information in an effort to obtain compete and accurate information in 2014;

➢	Continue to conduct and report annually on supply chain due diligence for the applicable conflict minerals;

➢	Engage with suppliers and direct them to training resources to attempt to increase the response rate and improve the content of the supplier survey responses; and

➢	Include a Conflict Minerals clause in new or renewed supplier contracts.